FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of December 2002

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes   No   X

If "yes" is marked, indicate below this file number assigned to the registrant in connection with
Rule 12g-3-2(b):

This Current Report on Form 6-K is expressly incorporated by reference into the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2002   KERZNER INTERNATIONAL LIMITED

By:	/s/John R. Allison
Name:	John R. Allison
Title:	Executive Vice President
	Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99.1	Press Release on December 18, 2002 Kerzner Announces Exercise of Over-Allotment

Exhibit 99.1



FROM: Kerzner International Limited
              The Bahamas
              Contact: Omar Palacios
              Omar.Palacios@kerzner.com
              Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

KERZNER ANNOUNCES EXERCISE OF OVER-ALLOTMENT

PARADISE ISLAND, The Bahamas, December 18, 2002 – Kerzner International Limited (NYSE: KZL) (the "Company") announced today that the underwriters in the recent public offering (the "Offering") by Kersaf Investments Limited ("Kersaf") of 2,000,000 ordinary shares of the Company have exercised the 300,000 ordinary share over-allotment option in full.

Kersaf granted this over-allotment option to the underwriters and the Company will not receive any proceeds associated with the exercise of the option. The closing of the over-allotment option is expected to occur simultaneously with the closing of the Offering on December 18, 2002.

Bear, Stearns & Co. Inc. and Deutsche Bank Securities acted as Joint Book-Running Managers for the offering.

A copy of the prospectus supplement relating to the Offering may be obtained from Bear, Stearns & Co. Inc. at 383 Madison Avenue, New York, NY 10179, (212) 272-2000.

A registration statement relating to these securities has been filed with and has been declared effective by the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in the Company's public filings with the Securities Exchange Commission.

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